                                          Filed Pursuant to Rule 424(b)(3)
                                          Registration Nos. 33-58975 and 33-8029



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
                                                             DIVIDEND REINVESTMENT &
                                                               STOCK PURCHASE PLAN
                                                                    PROSPECTUS

(FIRST TENNESSEE LOGO)
                      FIRST TENNESSEE NATIONAL CORPORATION
                        2,000,000 SHARES OF COMMON STOCK

First Tennessee National             - Traded on the Nasdaq Stock Market system
Corporation                          - Ticker symbol: FTEN
165 Madison                          - Listed in most newspapers as: FstTennNtl
Memphis, TN 38103
(901) 523-4444

This dividend reinvestment and stock purchase plan is a simple and convenient method of purchasing additional shares of common stock without paying brokerage commissions or service charges. If you own at least one share (which is registered in your own name rather than with a broker or bank), you are eligible to participate in this plan.

------------------------         As a participant, you may --
                                 - Invest all or a portion of the dividends on your shares
 The shares are not                in the plan
 savings accounts or             - Make cash investments up to $10,000 per quarter
 deposits and are not            The shares --
 guaranteed by the               - May be newly issued or purchased on the open market
 Federal Deposit
 Insurance Corporation           - For newly issued shares:
 or any other
 governmental agency.                 - The purchase price is equal to the average of the
                                        highest and lowest sales prices of the day
------------------------
                                 - For open market purchases:

                                      - The weighted average purchase price on the relevant
                                        date (as described in Questions 9 and 10 below) is
                                        used

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               December 31, 1998

                               TABLE OF CONTENTS

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                                                              PAGE
                                                              ----
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Available Information.......................................    2
Incorporation of Certain Documents by Reference.............    3
Description of the Corporation..............................    4
The Dividend Reinvestment and Stock Purchase Plan...........    5
Use of Proceeds.............................................   14
Description of First Tennessee Capital Stock
     Authorized Capital Stock...............................   14
     Preferred Stock........................................   14
     First Tennessee Common Stock...........................   14
     Shareholder Protection Rights Plan.....................   15
     Subordinated Capital Notes due 1999....................   17
Experts.....................................................   17
Legal Matters...............................................   17
Indemnification.............................................   17

                             AVAILABLE INFORMATION

First Tennessee National Corporation ("First Tennessee") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended
("Exchange Act"), and consequently files reports, proxy statements and other information with the Securities and Exchange Commission ("SEC").

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Copies of this information can be obtained
  by writing: (a fee will be charged)       Public Reference Section
                                            Securities and Exchange Commission
                                            450 Fifth Street, N.W.
                                            Judiciary Plaza
                                            Washington, DC 20549
Certain information about companies that
  are electronic filers, such as First
  Tennessee may be obtained from the SEC's
  Internet website at:                      http://www.sec.gov

The reports, proxy statements and other information can be inspected and copied at the following SEC's public reference facilities:

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
450 Fifth Street NW     500 West Madison Street  7 World Trade Center
Washington, D.C. 20549  Suite 1400               Suite 1300
                        Chicago, IL 60661        New York, NY 10048

Information contained in this prospectus or in any documents incorporated by reference may not be complete. Investors must rely on their own examination of First Tennessee in making an investment decision.

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

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed with the SEC are hereby incorporated by reference in this Prospectus:

A) Pursuant to Section 13(a) of the Exchange Act --

      - First Tennessee's Annual Report on Form 10-K for the year ended December
        31, 1997, and Amendments No. 1 and No. 2 thereto on Form 10-K/A;

      - First Tennessee's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 1998; and

      - First Tennessee's Current Report on Form 8-K dated October 23, 1998.

B) Pursuant to Section 12 of the Exchange Act --

      - The description of First Tennessee's Common Stock contained in First
        Tennessee's registration statement on Form 10 (File No. 0-4491), filed
        April 14, 1970 (and any amendments or reports filed to update the description); and

      - The description of First Tennessee's rights to purchase Participating
        Preferred Stock included in First Tennessee's registration statements on Form 8-A (File No. 0-4491), filed September 8, 1989, as amended on Form
        8-A/A, filed January 21, 1997, and on Form 8-A, filed October 23, 1998.

All documents filed, as required by the SEC, subsequent to the date of this prospectus and prior to the termination of the offering of First Tennessee common stock, will be deemed to be incorporated by reference into this prospectus.

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First Tennessee will provide the information      First Tennessee National Corporation
  described in this section if you call or        Treasurer
  write: (at no charge)                           P.O. Box 84
                                                  Memphis, TN 38101
                                                  (901) 523-5630

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

                         DESCRIPTION OF THE CORPORATION

     First Tennessee is a Tennessee corporation incorporated in 1968 and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Through the regional banking group and three national lines of business (mortgage banking, capital markets and transaction processing), a broad range of financial services are provided:

     At September 30, 1998, First Tennessee had:

        - consolidated total assets of $17.2 billion;

        - consolidated total deposits of $11.1 billion;

        - shareholders' equity of $1.1 billion;

        - market capitalization of $3.5 billion; and

        - ranked as one of the 50 largest bank holding companies in the United States in both total assets and market capitalization.

     First Tennessee operates principally through First Tennessee Bank National Association (FTBNA) which was chartered as a national banking association in 1864. FTBNA presently has 272 locations in Tennessee (including free-standing ATM's). The regional banking group offers traditional retail/commercial bank products as well as trust services and credit cards. In addition, fee income is generated through mortgage banking, capital markets and transaction processing.

FT MORTGAGE COMPANIES          FIRST TENNESSEE CAPITAL MARKETS     TRANSACTION PROCESSING
---------------------          -------------------------------     ----------------------
- Originates mortgage loans    - Provides bond broker/agency     - Credit card merchant
  through 149 offices in 31      services which consist of the     processing
  states                         sale and underwriting of        - MONEYBELT(SM) (our
- During the third quarter of    securities                        automated teller machine
  1998, $5.6 billion of        - Offices in Chicago, Memphis,      network)
  mortgages were originated      Mobile, Knoxville, Kansas       - Express processing (our
- At September 30, 1998, the     City, Dallas and New York         nationwide check
  servicing portfolio totaled  - Has ranked as one of the top      clearing operation,
  $35.3 billion                  U.S. agency underwriters          called First Express,
                                 throughout 1998                   and transaction-
                                                                   oriented cash management
                                                                   products)

     At September 30, 1998, FTBNA had total assets of $16.3 billion, total deposits of $10.3 billion and stockholders' equity of $1.1 billion.

               THE DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

     First Tennessee's Dividend Reinvestment and Stock Purchase Plan ("Plan") is set forth below in a question and answer format. The Plan became effective on September 18, 1979, and subsequently has been amended by the Board of Directors of First Tennessee. All amendments to the Plan as of the date of this Prospectus have been incorporated herein and the Plan as amended and restated is set forth below.

PURPOSE

1. WHAT IS THE PURPOSE OF THE PLAN?

     The purpose of the Plan is to provide record holders of First Tennessee's Common Stock who participate in the Plan ("Participants") with a simple and convenient method of investing cash dividends and voluntary cash payments in shares of Common Stock. To the extent such shares are purchased directly from First Tennessee and not in the open market, First Tennessee will receive additional funds to be used for general corporate purposes.

ADVANTAGES

2. WHAT ARE THE ADVANTAGES OF THE PLAN?

     - Reinvest dividends and invest voluntary cash payments at the average market price of Common Stock for newly issued shares and at the prevailing market prices for open market purchases (See No. 10 below).

     - Reinvest dividends and invest voluntary cash payments without brokerage commissions or other charges (See No. 13 below).

     - Receive full investment use of funds as the Plan provides for fractions of shares to be credited to Participant's accounts.

     - Receive a detailed statement of account transactions (See No. 17 below).

ADMINISTRATION

3. WHO ADMINISTERS THE PLAN FOR PARTICIPANTS?

     Norwest Bank Minnesota, N.A., Investment Plan Services, P.O. Box 539, South St. Paul, Minnesota 55075 (the "Plan Administrator") administers the Plan as agent for Participants, sends statements of account to Participants, and performs other duties relating to the Plan (See No. 26 below). Telephone inquiries may be directed to the Plan Administrator at (800) 468-9716.

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

PARTICIPATION

4. WHO IS ELIGIBLE TO PARTICIPATE?

     All record holders of Common Stock may become Participants in the Plan. Record holders may participate in the Plan with respect to all or any portion of the shares of the First Tennessee's Common Stock registered in his or her name ("Participating Shares"). In order to be eligible to participate in the Plan, any beneficial owner whose shares are held in a name other than his or her own (e.g., in the name of a broker or bank nominee) must either become a shareholder of record by having such shares transferred into his or her name or make appropriate arrangements with his or her nominee. Otherwise, those beneficial owners who are not holders of record of shares will not be eligible to participate in the Plan. Any shareholder who resides in a jurisdiction in which it is unlawful for First Tennessee to permit participation is not eligible to participate in the Plan.

5. HOW DOES AN ELIGIBLE SHAREHOLDER BECOME A PARTICIPANT?

     An eligible shareholder may join the Plan at any time by completing and signing the authorization form ("Authorization Form") and returning it to the Plan Administrator. Additional Authorization Forms may be obtained from the Plan Administrator. Authorization Forms for new Participants must be received prior to a dividend record date for eligible shareholders to reinvest the related dividend.

6. WHEN MAY A SHAREHOLDER JOIN THE PLAN?

     A holder of record of shares of Common Stock may join the Plan at any time. If the Authorization Form is received by the Plan Administrator on or prior to the record date established for payment of a particular dividend, reinvestment will begin with that dividend payment. Record dates are normally the third Friday of March, June, September and December for dividends payable the first day of April, July, October and January. If the Authorization Form is received after the record date for a particular dividend, the reinvestment will not begin until the dividend date following the next record date. For example, in order to invest the quarterly cash dividend expected to be payable on January 1, a shareholder's Authorization Form must be received by the Plan Administrator no later than the third Friday of December (the proposed record date). If received after that date, the shareholder's purchases will not start until the following dividend payment date, which would be April 1. Voluntary cash payments will be invested monthly on the first business day of each month. Cash must be received by the Plan Administrator at least one business day prior to the Investment Date (as defined below). See No. 9. Once in the Plan, a shareholder will remain a Participant until the shareholder withdraws from the Plan or all of the shares held in the shareholder's name and credited to the shareholder's account under the Plan are sold or transferred.

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

7. DOES A SHAREHOLDER HAVE TO AUTHORIZE DIVIDEND REINVESTMENT ON A MINIMUM NUMBER OF SHARES?

     No. There are no minimum share requirements. Record holders of Common Stock may authorize the reinvestment of dividends on all or any portion of their shares (See Nos. 4 above and 8 below).

8. MAY A PARTICIPANT CHANGE THE NUMBER OF SHARES SUBJECT TO THE PLAN?

     Yes. If a Participant wishes to change the number of shares of Common Stock subject to the Plan, the Participant must notify the Plan Administrator in writing to that effect. Any such notification received after a dividend record date will not be effective until dividends paid for such record date have been reinvested and the shares credited to the Participant's account.

PURCHASES

9. WHEN WILL SHARES OF COMMON STOCK BE PURCHASED UNDER THE PLAN?

     As and when dividends are paid on the Common Stock, First Tennessee will promptly pay to the Plan Administrator all dividends payable on Participating Shares (less tax withheld, if any). Cash dividends will be used to purchase Common Stock promptly after receipt by the Plan Administrator. The Plan Administrator will apply any voluntary cash payment received from a Participant at least one day prior to the first business day of each month to the purchase of the Common Stock for the account of the Participant. INTEREST WILL NOT BE PAID BY FIRST TENNESSEE OR THE PLAN ADMINISTRATOR ON CASH PAYMENTS HELD PENDING INVESTMENT. The date on which dividends are reinvested and/or cash payments are invested is referred to herein as the "Investment Date." The Plan's Investment Dates in any month in which a dividend is paid is the dividend payment date and in any other month will be on the first day of such month. If, however, the Investment Date falls on a date when the Nasdaq Stock Market is closed, the first succeeding day on which the Nasdaq Stock Market is open will be the Investment Date. In the event the Plan Administrator is unable to purchase on the Investment Date all the shares required to be purchased, the Plan Administrator will continue to purchase shares on succeeding days until all funds are invested.

10. AT WHAT PRICE WILL SHARES OF COMMON STOCK BE PURCHASED UNDER THE PLAN?

     Newly issued shares of Common Stock will be purchased at the mean between the highest and lowest sales prices of the Common Stock on the Investment Date, as quoted by the Nasdaq Stock Market's National Market System or other authoritative source. The price of shares purchased in the open market will be the weighted average purchase price of all shares purchased for the relevant Investment Date. The Plan Administrator will select brokerage firms through

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

which purchases are made and such brokerage firms may include First Tennessee Brokerage, Inc., an affiliate of First Tennessee.

11. HOW MANY SHARES OF COMMON STOCK WILL BE PURCHASED FOR PARTICIPANTS?

     The number of shares that will be purchased for each Participant will depend on the amount of dividends to be reinvested, voluntary cash payments, or both in a Participant's account and the applicable purchase price of the Common Stock (See No. 10 above). Each Participant's account will be credited with that number of shares, including any fractional interest computed to three decimal places, equal to the total amount to be invested divided by the applicable purchase price as described in the response to No. 10 above.

12. WILL DIVIDENDS ON SHARES HELD IN A PARTICIPANT'S ACCOUNT BE USED TO PURCHASE ADDITIONAL SHARES OF COMMON STOCK?

     Yes. All dividends on shares held in a Participant's account, whether purchased through dividend reinvestment or voluntary cash payments, will be automatically reinvested in additional shares of Common Stock.

13. ARE THERE ANY EXPENSES TO PARTICIPANTS IN CONNECTION WITH PURCHASES UNDER THE PLAN?

     No. Participants will incur no brokerage commissions or other charges for purchases made under the Plan. All costs of administration of the Plan purchases are paid by First Tennessee.

VOLUNTARY CASH PAYMENTS

14. WHO WILL BE ELIGIBLE TO MAKE VOLUNTARY CASH PAYMENTS?

     All record holders of Common Stock may elect to make voluntary cash payments.

15. WHAT ARE THE LIMITATIONS ON VOLUNTARY CASH PAYMENTS?

     Voluntary cash payments may be made at any time but may not be less than $25 per payment. Such payments on behalf of any Participant may not aggregate more than $10,000 per quarter. First Tennessee reserves the right in its sole discretion to determine whether voluntary cash payments are made on behalf of a particular Participant.

16. HOW DOES THE VOLUNTARY CASH PAYMENT OPTION WORK?

     A voluntary cash payment may be made by enclosing a check or money order with the Authorization Form (for new Participants) or by forwarding a check or money order to the Plan

Administrator with a payment form that will accompany each statement of account. Checks and money orders should be made payable to the Plan Administrator and should include the Participant's account number. Additional payment forms may be obtained from the Plan Administrator. The Plan Administrator will apply any voluntary cash payment received from a Participant to the purchase of Common Stock for the account of the Participant.

     While voluntary cash payments may be made at any time, Participants should be aware that no interest will be paid on these payments. Participants may obtain the return of any voluntary cash payment by written request received by the Plan Administrator at least 48 hours before the next Investment Date.

REPORTS TO PARTICIPANTS

17. WHAT KIND OF REPORTS WILL BE SENT TO PARTICIPANTS IN THE PLAN?

     A statement of account transactions will be mailed to each Participant as soon as practicable after each investment. These statements are the only record of cost information and should be retained for tax purposes. The Plan Administrator may assess a charge to Participants for providing past statement information. Each Participant will also receive copies of First Tennessee's annual and quarterly reports to shareholders, proxy statements and information for income tax reporting purposes.

SHARE CERTIFICATES

18. WILL CERTIFICATES BE ISSUED FOR SHARES OF COMMON STOCK PURCHASED UNDER THE PLAN?

     Unless requested by a Participant, certificates for shares of Common Stock purchased under the Plan will not be issued. The number of shares credited to a Participant's account under the Plan will be shown on his or her statement of account. This safekeeping feature protects against loss, theft or destruction of stock certificates. Certificates will be issued for shares withdrawn from the Plan (See No. 20 below).

19. MAY A PARTICIPANT DELIVER CERTIFICATES REPRESENTING SHARES OF COMMON STOCK IN HIS OR HER POSSESSION TO THE PLAN ADMINISTRATOR FOR CREDIT TO HIS OR HER ACCOUNT MAINTAINED AS PART OF THE PLAN?

     Participants may elect to deposit their original certificate(s) into the Dividend Reinvestment account for safekeeping by sending the certificate(s) to the Plan Administrator together with instructions to deposit the certificate(s) into the Plan. The transaction will appear on the statement for that period, and shares will be held by the Plan Administrator in its name or nominee name. These shares will be held in the Dividend Reinvestment account until such time as the

Participant requests a certificate, sale or termination from the Plan. Because Participants bear the risk of loss in sending stock certificates, it is recommended that they use certified mail, return receipt requested, and that the mailing be properly insured. Certificates should not be endorsed, provided that the shares are being deposited into the same account as the registered holder. Participants should note that a cost basis record for deposited shares cannot be provided by the Plan Administrator. A record of purchase prices should be retained by the Participant(s).

WITHDRAWAL OF SHARES IN PLAN ACCOUNTS

20. HOW MAY A PARTICIPANT WITHDRAW SHARES PURCHASED UNDER THE PLAN?

     A Participant may withdraw all or a portion of the shares of Common Stock credited to his or her account by notifying the Plan Administrator in writing to that effect and specifying in the notice the number of shares to be withdrawn.

     When a Participant withdraws from the Plan or upon termination of the Plan by First Tennessee, two options are available. If the Participant chooses the stock settlement option, certificates for whole shares credited to the Participant's account under the Plan will be issued and a cash payment will be made for any fraction of a share. See No. 21. Or, the Participant may choose the cash settlement option which provides for the sale of all of the shares, both whole and fractional, credited to the Participant's account under the Plan. Any whole shares may be aggregated and sold with those of other withdrawing Participants. The proceeds to each Participant in such case will be the average sales price of all shares so aggregated and sold, less a pro rata share of any brokerage commissions and fees. If a Participant requests such sale, the sale will be made at the prevailing market price on the date of the sale, within five business days after the receipt of the request, for the account of the Participant through a broker designated by the Plan Administrator. The Participant will receive the proceeds of the sale less any related brokerage commissions, service charges and transfer tax.

     Without withdrawing from the Plan, a Participant may change the number of shares participating in the Plan or discontinue participation with reinvested dividends on certificate shares held by the Participant by notifying the Plan Administrator.

     Participants' shares will be sold at least once per week by the Plan Administrator at the then current market price in transactions carried out through one or more brokerage firms. Such brokerage firms will be selected by the Plan Administrator and may include First Tennessee Brokerage, Inc., an affiliate of First Tennessee. Any notice of withdrawal received after a dividend record date will not be effective until dividends paid for such record date have been reinvested and the shares credited to the Participant's account. No dividends will be reinvested on shares

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

withdrawn from a Participant's account unless an Authorization Form is or has been submitted with respect to such shares.

21. WHAT HAPPENS TO ANY FRACTIONAL INTEREST WHEN A PARTICIPANT WITHDRAWS SHARES PURCHASED UNDER THE PLAN?

     Any fractional interest withdrawn will be liquidated by the Plan Administrator on the basis of the then current market value of the Common Stock and a check issued promptly for the proceeds thereof. In no case will certificates representing a fractional interest be issued.

DISCONTINUATION OF DIVIDEND REINVESTMENT

22. HOW DOES A PARTICIPANT DISCONTINUE PARTICIPATION UNDER THE PLAN?

     A Participant may discontinue participation under the Plan as to shares of Common Stock by notifying the Plan Administrator in writing to that effect. Any notice of discontinuation received after a dividend record date will not be effective until dividends paid for such record date have been reinvested and the shares credited to the Participant's account. If a Participant discontinues participation in the Plan, dividends on shares held in such Participant's account will be automatically reinvested until such shares are withdrawn (See No. 20 above). A Participant who elects to discontinue participation need not discontinue the voluntary cash payment portion of the Plan when discontinuing the automatic dividend reinvestment portion.

FEDERAL TAX INFORMATION

23. WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN?

     Under the federal income tax law, a Participant in the Plan who acquires shares purchased directly from First Tennessee with reinvested dividends will be treated as receiving, on each dividend payment date, a dividend in an amount equal to the fair market value of the additional shares acquired on that date. A Participant in the Plan who acquires shares purchased in the open market with reinvested dividends will be treated as receiving a cash distribution equal to the sum of the purchase price and the pro rata brokerage fees paid by First Tennessee in connection with the purchase of such shares.

     A Participant's tax basis in the shares purchased directly from First Tennessee with reinvested dividends will be the fair market value of the shares on the dividend payment date on which the shares were acquired. A Participant's tax basis in shares purchased in the open market with reinvested dividends will be equal to the purchase price of the shares plus the amount of the pro rata brokerage fees paid by First Tennessee in connection with the purchase of such shares.

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

     A Participant's tax basis in shares purchased directly from First Tennessee with voluntary cash payments will be the purchase price of the shares. The tax basis of shares purchased in the open market with voluntary cash payments will be the purchase price of the shares plus the amount of the pro rata brokerage fees paid by First Tennessee in connection with the purchase of such shares.

     A Participant's holding period for the shares acquired pursuant to the Plan will begin on the day after the Investment Date.

     Dividends which a Participant receives under the Plan will be eligible for the dividends received deduction generally available to corporations to the same extent as cash dividends paid directly to the Participant.

     In the case of any shareholder as to whom federal income tax withholding on dividends is required, and in the case of a foreign shareholder whose taxable income under the Plan is subject to federal income tax withholding, First Tennessee will reinvest dividends net of the required amount of tax withheld.

     Participants should consult their own tax advisors as to the tax consequences of account transactions. Certain tax information will be provided to Participants by the Plan Administrator (See No. 17 above).

OTHER INFORMATION

24. WHAT HAPPENS IF FIRST TENNESSEE ISSUES A STOCK DIVIDEND, DECLARES A STOCK SPLIT OR HAS A RIGHTS OFFERING WITH RESPECT TO COMMON STOCK?

     Any shares resulting from a stock dividend or stock split with respect to Common Stock (whole shares and any fractional interest) in a Participant's account will be credited to such account. The basis for any rights offering will include the shares of Common Stock and any fractional interest credited to a Participant's account. The number and class of shares subject to the Plan will be adjusted automatically to reflect such events as stock dividends, stock splits, recapitalizations and like changes.

25. HOW WILL THE SHARES CREDITED TO A PARTICIPANT'S ACCOUNT BE VOTED AT A MEETING OF SHAREHOLDERS?

     If on a record date for a meeting of shareholders there are shares credited to a Participant's account under the Plan, such Participant will be sent proxy material for such meeting. A Participant will be entitled to one vote for each full and fractional share of Common Stock credited to his or her account. The Participant may vote by proxy or in person at any such meeting.

26. WHAT IS THE RESPONSIBILITY OF THE PLAN ADMINISTRATOR?

     The Plan Administrator receives the Participants' dividend payments and voluntary cash payments, invests such amounts in additional shares of Common Stock, maintains continuing records of each Participant's account, and advises Participants as to all transactions in and the status of their accounts. The Plan Administrator acts in the capacity of agent for the Participants.

     All notices from the Plan Administrator to a Participant will be addressed to the Participant at his or her last address of record with the Plan Administrator. The mailing of a notice to a Participant's last address of record will satisfy the Plan Administrator's duty of giving notice to such Participant. Therefore, Participants must promptly notify the Plan Administrator of any change of address.

     In administering the Plan, the Plan Administrator will not be liable for any act or omission to act done in good faith, including, without limitation, any claim for liability arising out of failure to terminate a Participant's account upon such Participant's death prior to receipt of written notice of such death. The Plan Administrator shall have no duties, responsibilities or liabilities except such as are expressly set forth in the Plan. All transactions in connection with the Plan shall be governed by the laws of the State of Tennessee.

27. MAY THE PLAN BE MODIFIED OR DISCONTINUED?

     First Tennessee reserves the right to suspend or terminate the Plan at any time. It also reserves the right to make modifications to the Plan. Participants will be notified of any such suspension, termination or modification. In addition, First Tennessee may adopt rules and procedures for the administration of the Plan, interpret the provisions of the Plan and make any necessary determinations relating thereto. Any such rules, procedures, interpretations and determinations are final and binding.

28. MAY A PARTICIPANT PLEDGE SHARES PURCHASED UNDER THE PLAN?

     No. A Participant who wishes to pledge shares credited to his account must request the withdrawal of such shares in accordance with the procedures outlined in response to No. 20 above.

29. WHAT PROCEDURES SHOULD BE FOLLOWED IF A PARTICIPANT WISHES TO SELL SHARES PURCHASED UNDER THE PLAN?

     When a Participant wishes to sell all or a portion of the shares credited to his account, he or she must request the withdrawal of such shares in accordance with the procedures outlined in response to No. 20 above.

                                USE OF PROCEEDS

     The proceeds from the purchases of Common Stock under the Plan from First Tennessee directly and not in the open market are expected to be used for general corporate purposes. First Tennessee has no basis for estimating either the number of shares of Common Stock that will ultimately be purchased pursuant to the Plan or the prices at which the shares will be purchased.

                  DESCRIPTION OF FIRST TENNESSEE CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     The authorized capital stock of First Tennessee currently consists of 5 million shares of preferred stock, without par value ("Preferred Stock"), which may be issued from time to time by resolution of the First Tennessee Board ("Board") and 400 million shares of common stock, $0.625 par value ("Common Stock"). As of December 17, 1998, there were approximately 128.8 million shares of Common Stock and no shares of Preferred Stock outstanding. As of that date, approximately 23 million shares of Common Stock were reserved for issuance under various employee stock plans and First Tennessee's dividend reinvestment plan, and approximately 1.5 million shares of Preferred Stock were reserved for issuance under the Rights Plan (as defined below). Also, First Tennessee has on file with the SEC an effective shelf registration pursuant to which it may offer from time to time, at its discretion, senior or subordinated debt securities, preferred stock, including depository shares, and Common Stock at an aggregate initial offering price not to exceed $225 million (net of prior issuances) and another effective shelf registration pursuant to which up to $200 million of capital securities (guaranteed preferred beneficial interests in First Tennessee's subordinated debentures) is available for issuance.

PREFERRED STOCK

     The Board is authorized, without further action by the shareholders, to provide for the issuance of up to 5 million shares of Preferred Stock, from time to time in one or more series and, with respect to each such series, has the authority to fix the powers (including voting power), designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof. Currently, no shares of Preferred Stock are outstanding.

FIRST TENNESSEE COMMON STOCK

     The Board is authorized to issue a maximum of 400 million shares of Common Stock. The holders of the Common Stock are entitled to receive, ratably, such dividends as may be declared by the Board from funds legally available therefor, provided that if any shares of Preferred Stock are at the time outstanding, the payment of dividends on Common Stock or other distributions (including purchases of Common Stock) may be subject to the declaration and payment of full cumulative dividends, and the absence of arrearages in any mandatory sinking fund, on outstanding shares of Preferred Stock. The holders of the outstanding shares of Common Stock are entitled to one vote for each such share on all matters presented to shareholders and are not entitled to cumulate votes for the election of directors. Upon any dissolution, liquidation or winding up of First Tennessee resulting in a distribution of assets to the shareholders, the holders of Common Stock are entitled to receive such assets ratably according to their respective holdings after payment of all liabilities and obligations and satisfaction of the liquidation preferences of any shares of Preferred Stock at the time outstanding. The shares of Common Stock have no preemptive, redemption, subscription or conversion rights. Under First Tennessee's Charter, the Board is authorized to issue authorized shares of Common Stock without further action by shareholders. However, the Common Stock is traded in the over-the-counter market and is quoted on the Nasdaq Stock Market's National Market, which requires shareholder approval of the issuance of additional shares of Common Stock in certain situations. The Transfer Agent for the Common Stock is Norwest Bank Minnesota, N. A.

     The Board is divided into three classes, which results in approximately
1/3 of the directors being elected each year. In addition, the Charter and the Bylaws, among other things, generally give to the Board the authority to fix the number of directors on the Board and to remove directors from and fill vacancies on the Board, other than removal for cause and the filling of vacancies created thereby which are reserved to shareholders exercising at least a majority of the voting power of all outstanding voting stock of First Tennessee. To change these provisions of the Bylaws, other than by action of the Board, and to amend these provisions of the Charter or to adopt any provision of the Charter inconsistent with such Bylaw provisions, would require approval by the holders of at least 80% of the voting power of all outstanding voting stock. Such classification of the Board and such other provisions of the Charter and the Bylaws may have a significant effect on the ability of the shareholders of First Tennessee to change the composition of an incumbent First Tennessee Board or to benefit from certain transactions which are opposed by the First Tennessee Board.

SHAREHOLDER PROTECTION RIGHTS PLAN

     On October 20, 1998, the Board adopted a Shareholder Protection Rights Agreement and declared a dividend of one right on each outstanding share of Common Stock. This plan is substantially identical to First Tennessee's existing rights plan, and will not become operative until the expiration on September 18, 1999 (or an earlier redemption) of the existing rights. Under the new plan, the exercise price is $150.00 per right, and the redemption price is $0.001 per right. The new plan is described in more detail in First Tennessee's Form 8-K dated October 23, 1998.
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

     Each share of Common Stock that is currently outstanding has, and each share of Common Stock issued prior to the expiration date described in the next paragraph will have, attached to it one right (a "Right") issued pursuant to a Shareholder Protection Rights Agreement dated as of September 7, 1989, as amended and restated as of January 21, 1997 (the "Rights Plan"). Each Right entitles its holder to purchase 1/100th of a share of Participating Preferred Stock, without par value, for $75.00 (the "Exercise Price"), subject to adjustment, upon the business day following the earlier of (i) the 10th business day (subject to certain adjustments by the Board) after commencement of a tender or exchange offer which, if consummated, would result in a person or group owning 10% or more of the outstanding shares of Common Stock (an "Acquiring Person") and (ii) the first date (the "Flip-in Date") of public announcement by First Tennessee that a person has become an Acquiring Person.

     The Rights will expire on the earliest of (i) the Exchange Time (defined below), (ii) September 18, 1999 and (iii) the date on which the Rights are redeemed as described below. The Board may, at its option, at any time until 10 business days after the Flip-in Date, redeem all the Rights at a price of $.0017 per Right as adjusted from time to time pursuant to the Rights Plan.

     If a Flip-in Date occurs, each Right (other than Rights beneficially owned by the Acquiring Person or its affiliates, associates or transferees, which Rights will become void), will constitute the right to purchase shares of Common Stock or Participating Preferred Stock having an aggregate market price equal to twice the Exercise Price for an amount in cash equal to the then-current Exercise Price. In addition, the Board may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the beneficial owner of more than 50% of outstanding shares of Common Stock, elect to exchange the Rights (other than Rights beneficially owned by the Acquiring Person or its affiliates, associates or transferees) for shares of Common Stock or Participating Preferred Stock at an exchange ratio of one share of Common Stock or 1/100th of a share of Participating Preferred Stock per Right (the "Exchange Time").

     First Tennessee may not agree to be acquired by an Acquiring Person without providing that each Right, upon such acquisition, will constitute the right to purchase Common Stock of the Acquiring Person having an aggregate market price equal to twice the Exercise Price for an amount in cash equal to the then-current Exercise Price.

     The Rights will not prevent a takeover of First Tennessee. The Rights, however, may have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that acquires 10% or more of the outstanding Common Stock unless the Rights are first redeemed by the Board.

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

SUBORDINATED CAPITAL NOTES DUE 1999

     On June 10, 1987, First Tennessee issued $75,000,000 principal amount of 10 3/8% Subordinated Capital Notes Due 1999 (the "Capital Notes"). The Capital Notes currently constitute Tier 2 capital under the Federal Reserve Board's risk-based capital guidelines. Pursuant to the Indenture, dated as of June 1, 1987 (the "Indenture"), between First Tennessee and BankAmerica National Trust Company, formerly Security Pacific National Trust Company (New York), Trustee, at maturity the Capital Notes are required to be exchanged for Common Stock, Preferred Stock or certain other eligible capital securities to be issued by First Tennessee ("Capital Securities") having a market value equal to the principal amount of the Capital Notes, except to the extent that First Tennessee, at its option, shall elect to pay in cash such principal amount from amounts representing proceeds of other issuances of Capital Securities designated for such use.

                                    EXPERTS

     The consolidated financial statements of First Tennessee and its subsidiaries incorporated in this Prospectus by reference from First Tennessee's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report dated January 20, 1998, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock to be issued pursuant to the Plan has been passed upon by Clyde A. Billings, Jr., Vice President and Counsel, First Tennessee National Corporation. Mr. Billings beneficially owned as of the date of his opinion approximately 43,200 shares (adjusted for subsequent stock splits) of Common Stock.

     Baker, Donelson, Bearman & Caldwell, a Professional Corporation, has rendered an opinion, summarized above in No. 23. Attorneys in the firm beneficially owned as of the date of the opinion approximately 112,000 shares (adjusted for subsequent stock splits) of Common Stock.

                                INDEMNIFICATION

     Tennessee Code Annotated Sections 48-18-501 through 48-18-509 authorize a corporation to provide for the indemnification of officers, directors, employees and agents in terms sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. First Tennessee has adopted the provisions of the Tennessee statute pursuant to Article Six of its Bylaws. Also, First Tennessee has a "Directors' and Officers' Liability Insurance Policy" which provides coverage sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended.

     Tennessee Code Annotated, Section 48-12-102, permits the inclusion in the charter of a Tennessee corporation of a provision, with certain exceptions, eliminating the personal monetary liability of directors to the corporation or its shareholders for breach of the duty of care. First Tennessee has adopted the provisions of the statute in Article 13 of its charter.

     The shareholders of First Tennessee have approved an amendment to Article Six of the Bylaws pursuant to which First Tennessee is required to indemnify each director and any officers designated by the First Tennessee Board, and advance expenses, to the maximum extent not prohibited by law. In accordance with the foregoing, the First Tennessee Board is authorized to enter into individual indemnity agreements with the directors and such officers. Such indemnity agreements have been approved for all of the directors and certain officers.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling First Tennessee pursuant to the foregoing provisions, First Tennessee has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

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                                FIRST TENNESSEE
                              NATIONAL CORPORATION
                             DIVIDEND REINVESTMENT
                            AND STOCK PURCHASE PLAN

                                  COMMON STOCK
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                                   PROSPECTUS
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                               DECEMBER 31, 1998

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